UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING

NOTIFICATION FORM

(Amendment No. 9)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (R ights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Sanpaolo IMI S.p.A.

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

Italy

(Jurisdiction of Subject Company’s Incorporation or Organization)

Intesa Sanpaolo S.p.A.

(formerly known as Banca Intesa S.p.A.)

(Name of Person(s) Furnishing Form)

American Depositary Shares

Ordinary Shares

Preference Shares (azioni privilegiate)

(Title of Class of Subject Securities)

American Depositary Share CUSIP 799175104

Ordinary Share ISIN IT0001269361

Preference Share ISIN IT0003288344

(CUSIP Number of Class of Securities (if applicable))

James Ball

Intesa Sanpaolo S.p.A.

Piazza San Carlo 156

10121 Torino, Italy

Tel: 39-011-555-1

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Andrea Tamagnini

Intesa Sanpaolo S.p.A.

Piazza Scala 6

20121 Milan, Italy

Tel: +39-02-8794-3180

Michael S. Immordino

Latham & Watkins

99 Bishopsgate

London EC2M 3XF

United Kingdom

Tel: +44-20-77101076

Not applicable

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

The following documents are attached as an exhibits to this Form CB:

(a)	(1)*	Plan for the Merger of Sanpaolo IMI S.p.A. with and into Banca Intesa S.p.A.

	(2)*	Articles of Association of the Surviving Company

	(3)*	Report of the Board of Directors of Banca Intesa S.p.A. on the Plan for the Merger of Sanpaolo IMI S.p.A. with and into Banca Intesa S.p.A.

	(4)*	Report of the Board of Directors of Sanpaolo IMI S.p.A. on the Plan for the Merger of Sanpaolo IMI S.p.A. with and into Banca Intesa S.p.A.

	(5)*	Convocation Notice of the Extraordinary and Ordinary Shareholders’ Meeting of Banca Intesa S.p.A.

	(6)*	Financial Statements of Banca Intesa S.p.A. as at 30th June 2006 pursuant to Article 2501-quater of the Civil Code

	(7)*	Financial Statements of Sanpaolo IMI S.p.A. as at 30th June 2006 pursuant to Article 2501-quater of the Civil Code

	(8)*	Report of the Auditors on the Ratio for the Exchange of Shares pursuant to Article 2501-sexies of the Italian Civil Code — KPMG S.p.A.

	(9)*	Report of the Auditors on the Ratio for the Exchange of Shares pursuant to Article 2501-sexies of the Italian Civil Code — PricewaterhouseCoopers S.p.A.

	(10)*	Consolidated Report of Banca Intesa S.p.A. as at 30th June 2006

	(11)*	2005 Annual Report of Banca Intesa S.p.A.

	(12)*	2004 Annual Report of Banca Intesa S.p.A.

	(13)*	2003 Annual Report of Banca Intesa S.p.A.

	(14)*	2006 Half Year Report of Sanpaolo IMI S.p.A.

	(15)*	2005 Annual Report of Sanpaolo IMI S.p.A.

	(16)*	2004 Annual Report of Sanpaolo IMI S.p.A.

	(17)*	2003 Annual Report of Sanpaolo IMI S.p.A.

	(18)**	Press Release of Banca Intesa S.p.A. announcing its financial results as at 30th September 2006

	(19)**	Presentation of Banca Intesa S.p.A. relating to its 2006 third quarter financial results

	(20)**	Consolidated Report as at 30th September 2006 of Banca Intesa S.p.A.

(21)***

Agenda of the Extraordinary and Ordinary Shareholders’ Meeting of Banca Intesa S.p.A. to be held 30th November-1st December 2006 and Reports of the Board of Directors relating to certain proposals contained therein

	(22)***	Lists of candidates for appointment to the Supervisory Board of the Surviving Company for the 2007, 2008 and 2009 financial years

	(23)****	Informational Document relating to the Merger by Incorporation of Sanpaolo IMI S.p.A. with and into Banca Intesa S.p.A., along with the annexes thereto

	(24)*****	Presentation relating to the Plan for the Merger of Sanpaolo IMI S.p.A. with and into Banca Intesa S.p.A.

	(25)******	Convocation Notice of the Extraordinary and Ordinary Shareholders’ Meeting of Banca Intesa S.p.A.

	(26)*******	Press release announcing an agreement with the unions

	(27)*******	Press release announcing approval of the merger by the shareholders of Banca Intesa S.p.A.

	(28)********	Press release announcing approval of the merger by the Italian Antitrust Authority

	(29)********	Press release issued by the Italian Antitrust Authority announcing its approval of the merger

	(30)*********	Press release relating to the deed of merger

	(31)*********	Press release relating to the shareholder base of Intesa Sanpaolo S.p.A.

	(32)*********	Press release relating to the registration of the deed of merger

	(33)	Press release relating to the effects of meeting the Italian Competition Authority’s conditions to authorization of the merger on the net income projected in the Informational Document

	(34)	Supplement to the Informational Document

	(35)	Deed of Merger

	(36)	Certificate of Execution of Deed of Merger

	(37)	Notice of termination of the Shareholders’ Agreement of Banca Intesa S.p.A dated May 3, 2005

	(38)	Notice of merger by incorporation of Sanpaolo IMI S.p.A. with and into Banca Intesa S.p.A.

*	Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB on October 30, 2006.

**	Previously furnished to the Securities and Exchange Commission as an exhibit to Amendment No. 1 to Form CB on November 15, 2006.

***	Previously furnished to the Securities and Exchange Commission as an exhibit to Amendment No. 2 to Form CB on November 16, 2006.

****	Previously furnished to the Securities and Exchange Commission as an exhibit to Amendment No. 3 to Form CB on November 17, 2006.

*****	Previously furnished to the Securities and Exchange Commission as an exhibit to Amendment No. 4 to Form CB on November 27, 2006.

******	Previously furnished to the Securities and Exchange Commission as an exhibit to Amendment No. 5 to Form CB on November 28, 2006.

*******	Previously furnished to the Securities and Exchange Commission as an exhibit to Amendment No. 6 to Form CB on December 4, 2006.

********	Previously furnished to the Securities and Exchange Commission as an exhibit to Amendment No. 7 to Form CB on December 21, 2006.

*********	Previously furnished to the Securities and Exchange Commission as an exhibit to Amendment No. 8 to Form CB on December 29, 2006.

(b)	Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included in the attached exhibits, as applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)           Not applicable.

(2)           Not applicable.

(3)           Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Banca Intesa S.p.A. has filed a written irrevocable consent and power of attorney on Form F-X with the Securities and Exchange Commission on October 30, 2006.

Exhibit Index

Exhibit Number		Description

1.0	*	Plan for the Merger of Sanpaolo IMI S.p.A. with and into Banca Intesa S.p.A.

1.1	*	Articles of Association of the Surviving Company

1.2	*	Report of the Board of Directors of Banca Intesa S.p.A. on the Plan for the Merger of Sanpaolo IMI S.p.A. with and into Banca Intesa S.p.A.

1.3	*	Report of the Board of Directors of Sanpaolo IMI S.p.A. on the Plan for the Merger of Sanpaolo IMI S.p.A. with and into Banca Intesa S.p.A.

1.4		[Reserved]

1.5	*	Convocation Notice of the Extraordinary and Ordinary Shareholders’ Meeting of Banca Intesa S.p.A.

1.6		[Reserved]

1.7		[Reserved]

1.8	*	Financial Statements of Banca Intesa S.p.A. as at 30th June 2006 pursuant to Article 2501-quater of the Civil Code

1.9	*	Financial Statements of Sanpaolo IMI S.p.A. as at 30th June 2006 pursuant to Article 2501-quater of the Civil Code

2.0	*	Report of the Auditors on the Ratio for the Exchange of Shares pursuant to Article 2501-sexies of the Italian Civil Code — KPMG S.p.A.

2.1	*	Report of the Auditors on the Ratio for the Exchange of Shares pursuant to Article 2501-sexies of the Italian Civil Code — PricewaterhouseCoopers S.p.A.

2.2	*	Consolidated Report of Banca Intesa S.p.A. as at 30th June 2006

2.3	*	2005 Annual Report of Banca Intesa S.p.A.

2.4	*	2004 Annual Report of Banca Intesa S.p.A.

2.5	*	2003 Annual Report of Banca Intesa S.p.A.

2.6	*	2006 Half Year Report of Sanpaolo IMI S.p.A.

2.7	*	2005 Annual Report of Sanpaolo IMI S.p.A.

2.8	*	2004 Annual Report of Sanpaolo IMI S.p.A.

2.9	*	2003 Annual Report of Sanpaolo IMI S.p.A.

3.0	**	Press Release of Banca Intesa S.p.A. announcing its financial results as at 30th September 2006

3.1	**	Presentation of Banca Intesa S.p.A. relating to its 2006 third quarter financial results

3.2	**	Consolidated Report as at 30th September 2006 of Banca Intesa S.p.A.

3.3	***

Agenda of the Extraordinary and Ordinary Shareholders’ Meeting of Banca Intesa S.p.A. to be held 30th November-1st December 2006 and Reports of the Board of Directors relating to certain proposals contained therein

3.4	***	Lists of candidates for appointment to the Supervisory Board of the Surviving Company for the 2007, 2008 and 2009 financial years

3.5	****	Informational Document relating to the Merger by Incorporation of Sanpaolo IMI S.p.A. with and into Banca Intesa S.p.A., along with the annexes thereto

3.6	*****	Presentation relating to the Plan for the Merger of Sanpaolo IMI S.p.A. with and into Banca Intesa S.p.A.

3.7	******	Convocation Notice of the Extraordinary and Ordinary Shareholders’ Meeting of Banca Intesa S.p.A.

3.8	*******	Press release announcing an agreement with the unions

3.9	*******	Press release announcing approval of the merger by the shareholders of Banca Intesa S.p.A.

4.0	********	Press release announcing approval of the merger by the Italian Antitrust Authority

4.1	********	Press release issued by the Italian Antitrust Authority announcing its approval of the merger

4.2	*********	Press release relating to the deed of merger

4.3	*********	Press release relating to the shareholder base of Intesa Sanpaolo S.p.A.

4.4	*********	Press release relating to the registration of the deed of merger

4.5		Press release relating to the effects of meeting the Italian Competition Authority’s conditions to authorization of the merger on the net income projected in the Informational Document

4.6		Supplement to the Informational Document

4.7		Deed of Merger

4.8		Certificate of Execution of Deed of Merger

4.9		Notice of termination of the Shareholders’ Agreement of Banca Intesa S.p.A dated May 3, 2005

5.0		Notice of merger by incorporation of Sanpaolo IMI S.p.A. with and into Banca Intesa S.p.A.

*	Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB on October 30, 2006.
**	Previously furnished to the Securities and Exchange Commission as an exhibit to Amendment No. 1 to Form CB on November 15, 2006.
***	Previously furnished to the Securities and Exchange Commission as an exhibit to Amendment No. 2 to Form CB on November 16, 2006.
****	Previously furnished to the Securities and Exchange Commission as an exhibit to Amendment No. 3 to Form CB on November 17, 2006.
*****	Previously furnished to the Securities and Exchange Commission as an exhibit to Amendment No. 4 to Form CB on November 27, 2006.
******	Previously furnished to the Securities and Exchange Commission as an exhibit to Amendment No. 5 to Form CB on November 28, 2006.
*******	Previously furnished to the Securities and Exchange Commission as an exhibit to Amendment No. 6 to Form CB on December 4, 2006.
********	Previously furnished to the Securities and Exchange Commission as an exhibit to Amendment No. 7 to Form CB on December 21, 2006.
*********	Previously furnished to the Securities and Exchange Commission as an exhibit to Amendment No. 8 to Form CB on December 29, 2006.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Intesa Sanpaolo S.p.A.

By:	/s/ Corrado Passera
Name:	Corrado Passera
Title:	Chief Executive Officer
Date:	January 3, 2007